455 Mission Bay Blvd South Suite 545 San Francisco, CA 94158

October 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Geoffrey Kruczek

Re:	Twist Bioscience Corporation Acceleration Request

Acceleration Request

Requested Date:	October 30, 2018
Requested Time:	5:00 p.m. Eastern Time

Ladies and Gentlemen:

Twist Bioscience Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-1 (File No. 333-227672), as amended, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Peter M. Lamb or Andrew D. Thorpe, both of whom are attorneys with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Lamb at (650) 289-7117, or in his absence, Mr. Thorpe at (415) 773-5970.

[Signature page follows]

Sincerely,

TWIST BIOSCIENCE CORPORATION

By:	/s/ Mark Daniels
	Name:	Mark Daniels
	Title:	General Counsel, Secretary and Chief Ethics and Compliance Officer

cc:	Emily Leproust, Twist Bioscience Corporation
Andrew D. Thorpe, Orrick, Herrington & Sutcliffe, LLP
Peter M. Lamb, Orrick, Herrington & Sutcliffe, LLP
Brian J. Cuneo, Latham & Watkins LLP